Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333- 144093

Sticker Supplement
(to Prospectus dated May 15, 2008)

SkyTerra Communications, Inc.

This Prospectus Supplement relates to SkyTerra's offering to issue SkyTerra options to purchase SkyTerra common stock, in replacement of and upon termination of MSV options.  The offering has been extended to expire at 5:00 p.m., New York City Time, on Thursday, June 5, 2008, unless further extended.

SkyTerra has agreed that it will not amend or modify the terms of the offering contained in the Prospectus dated May 15, 2008, except for such amendments or modifications which would not adversely affect the rights of participants, taken as a whole, and other immaterial changes.  Additionally and for the avoidance of doubt, SkyTerra has previously agreed that the offering cannot be revoked or withdrawn, except upon the failure of any of the conditions of the offering to be satisfied.  SkyTerra reserves the right, in its sole discretion, to further extend the offering on one or more occasions.

EXPLANATORY NOTE: The disclosure above supplements and clarifies the disclosure in the Prospectus dated May 15, 2008, including under the captions "Summary—This Offering—Extension, Termination and Amendment" and "This Offering—Extension, Termination and Amendment."  You should read this Prospectus Supplement in conjunction with the Prospectus dated May 15, 2008.  This Prospectus Supplement is incorporated by reference into the Prospectus and all terms used herein shall have the meaning assigned to them in the Prospectus.

The date of this Prospectus Supplement is May 30, 2008.